Citigroup Center

153 East 53rd Street

New York, New York 10022-4611

David D. McCusker To Call Writer Directly: 212 446-4734 dmccusker@kirkland.com	212 446-4800 www.kirkland.com	Facsimile: 212 446-4900 Dir. Fax: 212 446-4900

October 14, 2005

VIA EDGAR

Mr. William Choi

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lazy Days’ R.V. Center, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 333-118185

Dear Mr. Choi:

On behalf of Lazy Days’ R.V. Center, Inc., a Florida corporation (the “Company” or “registrant”) I am writing to you in response to your letter to Charles Thibault dated September 26, 2005. In response to your letter dated September 26, 2005, the Company has summarized its position, including supporting references, to your comments and questions. Each of the Staff’s comment’s and the Company’s response thereto are set forth below.

General:

1.	The financial statements at December 31, 2004 and for the period after the acquisition disclosed in Note 2 on page 38 are those of a different reporting entity, are prepared using a different basis of accounting and are not comparable. Please revise to present the audited financial statements of the predecessor for each annual and interim period through the acquisition date of May 14, 2004 and the successor for the interim period after the acquisition. In doing so, please clearly delineate and label the financial statements as those of either the predecessor company or successor. Please also revise and include a similar presentation in you Form 10-Q for the quarter ended June 30, 2005 as applicable.

October 14, 2005

Response:

The acquisition disclosed in Note 2 on page 38 represented the purchase of all of the issued and outstanding shares of capital stock of LD Holdings, Inc. (“LD Holdings” or “parent”), the Company’s parent, by R.V. Acquisition, Inc., a newly formed holding company owned by an affiliate of Bruckman, Rosser, Sherrill & Co., Inc. and certain original shareholders of LD Holdings. The operations of the registrant are discreet from that of its non-operating parent, LD Holdings.

Given that this acquisition occurred at the parent level (LD Holdings) and not at the operating company or subsidiary level (registrant), the Company considered what would be the most meaningful presentation of the registrant’s 2004 statements of income and cash flows. In making this determination the Company looked at the principal users of the financial statements, namely the registrant’s note holders. Based on this assessment, the Company believes that presenting full year 2004 operating results of the registrant is more meaningful to the readers of the financial statements, given that they are presented with full fiscal year 2003 and 2002 comparable operating results. Furthermore, the only significant impact the acquisition had on the 2004 operating results of the registrant was the increased non-cash expenses related to the push down of the parent’s purchase accounting adjustments, namely amortization of intangible assets and depreciation of the step up in basis of property and improvements, net of the related deferred tax effects. Identifiable intangible assets recorded as part of the acquisition totaled $85,300,000 and the step up in basis of property and improvements totaled $10,450,000. The amortization of the identifiable intangible assets, namely manufacturer relationships, non-compete agreement and customer database, all as described in Note 7, totaled $3,792,188 in 2004. This expense related entirely to the 2004 period subsequent to the acquisition. The Company proposes that it modify, in future filings, the disclosures in Note 7 to explicitly state the period in which this expense was recorded. In addition, the additional 2004 depreciation resulting from the step up in basis of property and improvements, which totaled $296,875, will be explicitly set forth, in future filings, in Note 6 as depreciation expense related entirely to the period subsequent to the acquisition.

The Company believes that the presentation of full year statements of income and cash flows for the registrant for the year ended December 31, 2004 represents the most meaningful comparative presentation to the corresponding 2003 and 2002 fiscal years. The non-cash

October 14, 2005

amortization and depreciation expense related to the push down of purchase accounting adjustments from the parent to the registrant, namely amortization of identifiable intangible assets and the incremental depreciation related to the step up in basis of property and improvements, as noted above, will be more explicitly disclosed in the notes to the financial statements.

The Company also believes that the substantial external and internal costs required to present the separate predecessor and successor financial statements of the registrant for 2004 would greatly outweigh any meaningful benefit to be derived by the registrant’s note holders, the primary users of the registrant’s financial statements. The primary operating measures to the Company’s note holders are cash flows, EBITDA and fixed charge coverage ratios, none of which are impacted by the 2004 non-cash depreciation and amortization charges resulting from the push down of the Company’s parent’s purchase accounting adjustments.

2.	Please explain to us in detail how you accounted for your August 2, 2002 merger with LD Holdings. In doing so, please tell us how the merger was structured. Please also provide to us a balance sheet of each entity before and after the merger. In addition, tell us the names of the persons that owned the common stock and preferred stock of each entity, the number of shares of common stock and preferred stock of each entity held by each of them and their percentage ownership interest in each entity before and after the merger.

Response:

The Company underwent a restructuring of its principal debt obligations and equity interests, effective August 6, 2002. As a result of the restructuring, the common equity of the registrant was converted via merger into the Class A and Class C common stock of LD Holdings, Inc., a newly formed holding company, representing the balance of the common equity of LD Holdings. The Class A and Class C common stock was held by the Employee Stock Ownership Plan (the “ESOP”), Don Wallace and LDRV Holdings. All of the registrant’s outstanding subordinated indebtedness totaling $68.6 million, including accrued interest and related warrants, was cancelled and exchanged for newly issued Class A redeemable preferred stock of LD Holdings. The Series A preferred stock of the registrant held by Alliance Holdings, Inc., prior parent of the registrant, was exchanged for Class B preferred stock of LD Holdings, having similar rights and preferences as the original preferred stock. In connection with the restructuring, the registrant also entered into a new senior credit facility and floor plan facility. Finally, the registrant’s then existing Phantom Stock Plan (deferred compensation) was amended and the Supplemental Phantom Stock Plan was terminated, with accrued benefits thereunder to be paid to the participants over a specified time period and subject to certain conditions.

October 14, 2005

As a result of these transactions, the registrant became a substantially wholly owned subsidiary of LD Holdings. LD Holdings was owned by the former holders of the subordinated debt and by the other former owners of the common equity, namely the ESOP, Don Wallace, LDRV Holdings and Alliance Holdings, Inc.

See “Lazy Days Exchange Capitalization Table” attached as Exhibit I which summarizes the names of the persons that owned the common stock and preferred stock of the registrant and LD Holdings, Inc. (“LD Holdings” or “parent”) and their percentage ownership interest in each entity before and after the merger.

Also, see Exhibit II for a copy of the balance sheet of the registrant and LD Holdings before and after the merger.

3.	Please tell us your basis in GAAP for recording the ESOP and redeemable preferred stock obligations and unearned ESOP shares of LD Holdings in your accounts on a push down basis. Please also tell us your basis in GAAP for including any outstanding shares of common stock and/or common stock equivalents of LD Holdings in determining the weighted-average number of shares outstanding used to compute basic and diluted earnings per share.

Response:

As noted in the Basis of Presentation paragraph included in Note 1, the Company prepared financial statements for the Company, a wholly owned subsidiary of LD Holdings, Inc. As such, the Company considered the effects of the parent’s obligations, principally the mandatory redeemable preferred stock (Class A) and the ESOP, in the accounting for the registrant.

In considering the “push-down” accounting issue noted above, the Company referred to SEC Staff Accounting Bulletin Topic 5J, “Miscellaneous Accounting – Push Down Basis of Accounting Required in Certain Limited Circumstances” (SABs 54 and 73) where the staff stated its belief that:

“Company A’s (the Parent) debt, related interest expense, and allocable debt issue costs should be reflected in Company B’s (the Sub) financial statements included in the public offering (or an initial registration under the Exchange Act) if: ….(2) the proceeds of a debt or equity offering of Company B will be used to retire all or a part of Company A’s debt… The guidance in this SAB should consider where Company A has financed the acquisition of Company B through the issuance of mandatory redeemable preferred stock.”

October 14, 2005

Since the parent is merely a holding company that must look to the operations of its wholly owned subsidiary (registrant) as the source of repaying the redeemable preferred stock and ESOP obligations of its parent, these obligations have been “pushed down” to the registrant’s financial statements per the above guidance in SAB 54 and 73.

The Company’s basis in GAAP for accounting for the ESOP obligations of the registrant which were assumed by its parent in the aforementioned restructuring transaction and the determination of the weighted-average number of shares outstanding used in the computation of basic and diluted earnings per share was Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”, with respect to the ESOP shares committed to be released and Statement of Financial Accounting Standards No. 128, “Earnings per Share”, with respect to allocated ESOP shares subject to put rights.

4.	Please tell us how you derived the amount of the allocation of your paid-in capital deficit to the retained earnings of LD Holdings. In doing so, tell us the amount of each item referred to in the second paragraph on page 40 and provide a reconciliation to the amounts reflected on the corporate restructuring line item in your statements of changes in stockholders’ equity. Please also tell us how you accounted for the extinguishment of the subordinated debt, accrued interest and related warrants and the authoritative literature that supports your accounting treatment. Finally, please tell us the transactions that gave rise to your paid-in capital deficit and the authoritative literature that supports your accounting treatment.

Response:

Upon the August 6, 2002 restructuring, the Alliance Holdings ESOP (which the Company’s participants were included in), which previously held common equity of the Company, along with investments in several other companies, was divided into two separate ESOP’s, with the registrant’s common stock transferred to a newly-formed ESOP for the employees of Lazy Days consisting solely of employees of Lazy Days. Lazy Days is the administrator for the ESOP.

As noted in the Company’s response to comment #3 above, the obligations of the ESOP have been pushed down to the registrant from LD Holdings. As a result, the difference between the original cost of ESOP shares and current market value of allocated ESOP shares is charged to

October 14, 2005

the registrant’s paid-in capital. This will result in a charge to paid-in capital equal to the equity effect of each year’s ESOP contribution from 2002 through the termination of the ESOP in connection with the acquisition on May 14, 2004. In accordance with Statement of Position 93-6, “Employers Accounting for Employee Stock Ownership Plans”, “unearned ESOP shares should be credited as shares are committed to be released based on the cost of the shares to the ESOP. Employers should charge or credit the difference between the fair value of shares committed to be released and the cost of those shares to the ESOP to shareholders’ equity in the same manner as gains and losses on sales of treasury stock (generally to additional paid-in capital)”.

The exchange by the registrant of $68.6 million of subordinated notes, along with accrued interest and related warrants, owed to certain financial institutions for 68,647,192 share of LD Holdings Class A preferred stock, with a liquidation preference of $1.00 per share, was deemed not to be a troubled debt restructuring (FAS 15) in that the holders of the subordinated notes received equivalent value. In addition, the LD Holdings Class A preferred stock paid a cumulative dividend of 12% and was senior to all other equity. Again, the preferred return appeared to be equivalent to the interest previously received on the exchanged subordinated notes. Finally, the warrants that were associated with the subordinated notes that were exchanged in the above restructuring transaction were deemed to have no fair market value as of the date of the transaction. Thus, the holders of the subordinated notes were not provided value for these warrants as part of the restructuring. As a result, the Company believes, no gain or loss should be recorded as a result of this restructuring. Note that the warrants, which had a book value of approximately $9.6 million, were cancelled as part of the restructuring and were properly applied to paid-in capital related to the Class A preferred stock received in exchange for the subordinated notes.

The recorded effect of the restructuring was the allocation of $13,024,630 of the registrant’s paid-in capital deficit to the parent’s retained earnings. This was the result of the effective distribution of the registrant’s December 31, 2001 accumulated deficit of $9,212,941, the 2002 Series A preferred stock dividends accrued to the restructuring of $437,866, the value of the paid-in capital warrants of $9,673,650, net of the original issue discount on the senior subordinated notes of $(1,050,801), the discount on the senior subordinated notes of $(5,146,878) and a prior accrued bank fee of $(100,000). As noted earlier, no gain or loss was recorded upon this restructuring.

* * *

October 14, 2005

The Company hopes that the foregoing has been responsive to the Staff’s comments. The Company would be happy to discuss the foregoing with responses with you at your convenience. Please do not hesitate to contact me to arrange a telephone conference. Otherwise, the Company looks forward to your written response.

If you have any questions related to this letter, please contact me at (212) 446-4734.

Sincerely,

/s/ David D. McCusker, Esq.
David D. McCusker, Esq.

cc:	Charles L. Thibault
Joshua N. Korff, Esq.

Lazy Days R.V. Center, Inc.

Exhibit I

Parent and Subsidiary Shares Held

Lazy Days. R.V. Center, Inc.

	Prior to Merger					Post Merger
	Common A	Common C	% of Ownership	Preferred A	Preferred B	Common A	Common C	% of Ownership	Preferred A	Preferred B
ESOP	1,400,437.0116	47,189.7910	83.80%	—	—	—	—	0.00%	—	—
Don Wallace	276,380.3200	—	16.00%	—	—	—	—	0.00%	—	—
LDRV Holdings	3,369.8774	—	0.20%	—	—	—	—	0.00%	—	—
Alliance Holdings	—	—	0.00%	9,554,429.4229	—	—	—	0.00%	—	—
LD Holdings, Inc.	—	—	0.00%	—	—	1.0000	—	100.00%	—	—

Total	1,680,187.2090	47,189.7910	100.00%	9,554,429.4229	—	1.0000	—	100.00%	—	—

LD Holdings, Inc

	Common A	Common C	% of Ownership	Preferred A	Preferred B	Common A	Common C	% of Ownership	Preferred A	Preferred B
ESOP	—	—	0.00%	—	—	1,400,437.0116	47,189.7910	83.80%	—	—
Don Wallace	—	—	0.00%	—	—	276,380.3200	—	16.00%	—	—
LDRV Holdings	—	—	0.00%	—	—	3,369.8774	—	0.20%	—	—
Alliance Holdings	—	—	0.00%	—	—	—	—	0.00%	—	9,554,429.4229
Subordinated Debt Holders:
PPM SIF	—	—	0.00%	—	—	—	—	0.00%	24,363,768.1300
PPM CBO II	—	—	0.00%	—	—	—	—	0.00%	28,632,385.8800
ReliaStar	—	—	0.00%	—	—	—	—	0.00%	6,956,016.9400
Provident	—	—	0.00%	—	—	—	—	0.00%	4,347,510.5900
PB Capital	—	—	0.00%	—	—	—	—	0.00%	4,347,510.5900

Total	—	—	0.00%	—	—	1,680,187.2090	47,189.7910	100.00%	68,647,192.1300	9,554,429.4229

Lazy Days’ R.V. Center, Inc.

Balance Sheets - Parent and Subsidiary

Exhibit II

Lazy Days’ R.V. Center, Inc. (subsidiary)

Balance Sheet - Condensed

	Prior to merger	Merger Transaction		Post merger
Current Assets	$89,995,536	$—		89,995,536

Property, Plant and Equipment, net	23,891,152	—		23,891,152

Other Assets	3,485,313	—		3,485,313

Total Assets	$117,372,001	$—		$117,372,001

Current Liabilities	$59,863,033			59,863,033

Debt-
Senior Debt	87,608,673	—		87,608,673
Senior Subordinated Debt	68,647,192	(68,647,192	)(1)	—
Original Issue Discount	(1,050,801)	1,050,801	(1)	—
Discounts on Senior Subordinated Debt	(5,146,878)	5,146,878	(1)	—
ESOP Distribution Notes	286,689	(286,689	)(5)	—

	150,344,875	(62,736,202)		87,608,673

Other Long-Term Liabilities	3,932,664	(2,054,429	)(2)	1,878,235

Due from LD Holdings, Inc. (parent)	—	(39,212,985	)(5)	(39,212,985)

Preferred Stock, Series A	7,500,000	(7,500,000	)(2)	—

Paid-in Capital - Warrants	9,673,650	(9,673,650	)(1)	—

Stockholder’s Equity
Common Stock	17,275	(17,274	)(3)	1
Unearned ESOP Shares	(111,526,459)	111,526,459	(5)	—
Paid-in Capital	(13,024,630)			(13,024,630)
Retained Earnings	10,591,593	9,668,081	(4)	20,259,674

	(113,942,221)	121,177,266		7,235,045

Total Liabilities and Stockholder’s Equity	$117,372,001	$—		$117,372,001

(1)	Represents the registrant’s Senior Subordinated Debt, including accrued interest and warrants, exchanged for newly issued Class A redeemable preferred stock of LD Holdings, Inc. (“parent”).
(2)	Represents the registrant’s Series A preferred stock, including accrued dividends, exchanged for newly issued Class B convertible preferred stock of parent.
(3)	Represents the registrant’s Class A and Class C common stock exchanged for newly issued Class A and Class C common stock of its parent.
(4)	Represents the registrant’s accumulated deficit at date of the restructuring with the parent.
(5)	Represents the registrant’s ESOP obligations assumed by LD Holdings in connection with the restructuring transaction.

LD Holdings, Inc. (parent)

Balance Sheet – Condensed

	Prior to merger	Merger Transaction		Post merger
ASSETS
Current Assets	$—	$—		$—
Investment in Lazy Days R.V. Centers, Inc.	—	—		—

Total Assets	$—	$—		$—

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities	$—	$—		$—

Investment in Lazy Days		39,212,985		39,212,985

ESOP Distribution Notes		286,689	(2)	286,689

Redeemable Preferred Stock, Class A		68,647,192	(1)	68,647,192

Stockholder’s Equity
Convertible Preferred Stock, Class B		9,554,429	(1)	9,554,429
Common Stock
Class A	—	16,802	(4)	16,802
Class C	—	472	(4)	472
Paid-in Capital	—	3,475,971	(3)	3,475,971
Unearned ESOP Shares		(111,526,459	)(2)	(111,526,459)
Retained Earnings	—	(9,668,081	)(4)	(9,668,081)

	—	(108,146,866)		(108,146,866)

Total Liabilities and Stockholder’s Equity	$—	$—		$—

(1)	Represents the exchange of the registrant’s Senior Subordinated Debt ($68,647,192) and Series A Preferred Stock ($9,554,429) for Class A Redeemable Preferred Stock and Class B Convertible Preferred Stock of LD Holdings, respectively.
(2)	Represents the assumption of the registrant’s ESOP obligations by LD Holdings in connection with the restructuring transaction.
(3)	Results from the exchange of the Senior Subordinated Debt and Series A Preferred Stock noted above, along with the related warrants ($9,673,650) less Original Issue Discount on the Senior Subordinate Debt ($1,050,801) and the Discount on Senior Subordinated Debt ($5,146,878).
(4)	Represents the total net accumulated deficit at December 31, 2001 ($9,212,941) plus the 2002 preferred stock dividend ($437,866) prior to the restructuring.